United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2017

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes    ☐   No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes    ☐   No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes   ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

COMPANY	00233-VALE S.A.
PROCESS NUMBER		304
TYPE OF MEETING	EXTRAORDINARY SHAREHOLDER MEETING
DATE OF MEETING		12/21/2017	TIME OF MEETING	9:00:00
ONLINE START DATE		11/21/2017	ONLINE END DATE	12/15/2017

RESOLUTION NUMBER	TYPE OF RESOLUTION	SITUATION	VOTE	TOTAL QUANTITY	BRVALEACNOR0
[1]	SIMPLE RESOLUTION	ACTIVE	APPROVE	559,704,008	559,704,008
[1]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	2,823,944	2,823,944
[2]	SIMPLE RESOLUTION	ACTIVE	APPROVE	557,238,053	557,238,053
[2]	SIMPLE RESOLUTION	ACTIVE	REJECT	2,465,955	2,465,955
[2]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	2,823,944	2,823,944
[3]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[3]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[4]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[4]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[5]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[5]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[6]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[6]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[7]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[7]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[8]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[8]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[9]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[9]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[10]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[10]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[11]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[11]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[12]	SIMPLE RESOLUTION	ACTIVE	APPROVE	555,604,217	555,604,217
[12]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,923,735	6,923,735
[13]	SIMPLE RESOLUTION	ACTIVE	APPROVE	441,868,064	441,868,064
[13]	SIMPLE RESOLUTION	ACTIVE	REJECT	114,586,407	114,586,407
[13]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	6,073,481	6,073,481

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 19, 2017		Director of Investor Relations